Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Hong Kong Hebron Technology Limited	Hong Kong

Wenzhou Hebron Automation Project Technology Co., Ltd.	People’s Republic of China

Wenzhou Hebron Fluid Equipment Co., Limited	People’s Republic of China